UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Advanced Mineral Technologies, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
None
(CUSIP Number)
Dr. Bruce Stanley Butcher
P.O. Box 498
28-34 Hill Street
St. Helier, Jersey JE4 5TF
Channel Islands
+44 1534 700 856
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 26, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS Bruce Stanley Butcher

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

	7	SOLE VOTING POWER

NUMBER OF		57,750,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		57,750,000

WITH	10	SHARED DISPOSITIVE POWER

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,750,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.6% based on 123,949,972 shares of common stock outstanding as of October 26, 2010, which does not include 20,175,000 shares of common stock that the Reporting Person has alleged in ongoing litigation were invalidly issued based on claims set forth in the complaints, including that the issuance of the stock was made while the Issuer’s board of directors consisted only of three directors even though the Issuer’s By-laws require that its board of directors consist of five directors.
40.1% based on 144,124,972 shares of common stock issued and outstanding as reported by the Issuer’s transfer agent as of October 26, 2010, which amount includes the 20,175,000 shares of common stock that the Reporting Person believes are invalidly issued.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

INTRODUCTORY STATEMENT
This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by Bruce Butcher (the “Reporting Person”), on November 2, 2010 (the “Schedule 13D”) with the Securities and Exchange Commission relating to the common stock, par value $0.001 per share (the “Common Stock”), of Advanced Mineral Technologies, Inc., a Nevada corporation (the “Issuer”). Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth in the Schedule 13D.
This Amendment amends the information previously set forth in the Schedule 13D’s Items 3, 4 and 5(a). There are no material changes to the information provided in Items 1, 2, 5(b)-(e), 6 and 7 of the Schedule 13D.
Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated in its entirety to read as follows:

The Reporting Person originally filed the Schedule 13D as a result of the Issuer’s registering the Issuer’s Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended, on September 15, 2010, and the Reporting Person’s subsequent decision to seek control of Issuer by replacing the Issuer’s current board of directors with persons to be nominated by the Reporting Person at the Issuer’s forthcoming annual meeting of stockholders which, pursuant to an Order issued by the Second Judicial District Court of the State of Nevada in and for the County of Washoe upon the Petition of the Reporting Person, as amended, originally was scheduled to be held on November 29, 2010 (“2010 Annual Meeting”),with a record date of October 26, 2010. The 2010 Annual Meeting was never held and, to the Reporting Person’s knowledge, the Issuer has not yet provided notice to its stockholders of a new date for the 2010 Annual Meeting.

The Reporting Person acquired his shares of the Issuer’s Common Stock pursuant to an agreement originally reached on June 18, 2008, and evidenced in writing on July 14, 2008, whereby the Reporting Person obtained the right to acquire 57,750,000 shares of the Issuer’s Common Stock from H. Philip Cash, the Issuer’s President and Chief Executive Officer, and a director and significant stockholder of the Issuer, in return for (a) $1, (b) the Reporting Person continuing his efforts at raising the capital necessary to continue the efforts of XS Platinum Ltd., an unlisted public Jersey, Channel Islands corporation formed to acquire various platinum mining claims in south-western Alaska, at moving towards production, and (c) the Reporting Person providing the capital necessary to enable the Issuer to (i) file all necessary reports and documents to make the Issuer compliant with its reporting obligations with the SEC under the Securities Exchange Act of 1934, as amended, and (ii) preserve the Issuer’s rights and entitlements with respect to its Tillicum Mountain property.

Those 57,750,000 shares of the Issuer’s Common Stock were transferred from Mr. Cash’s personal shareholding in the Issuer to the Reporting Person on June 17, 2009, whereupon the Reporting Person became the legal and beneficial owner of those shares and thus the largest stockholder of the Issuer, holding approximately 46.6% of all outstanding shares of the Issuer’s Common Stock.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The Reporting Person’s plans and proposal have developed further from the description thereof that was included in the Schedule 13D as originally filed. The Reporting Person currently intends to solicit proxies from fewer than ten persons who own shares of the Issuer’s Common Stock to vote “FOR” the election of the Reporting Person’s proposed slate of five director nominees at the 2010 Annual Meeting. Further, the Reporting Person intends to attend, and vote his shares at, the 2010 Annual Meeting, while contesting any votes that the Issuer’s director nominees may receive from certain shares of the Issuer’s Common Stock and shares of the Issuer’s preferred stock that were issued between June and September 2010 that the Reporting Person has alleged in ongoing litigation were invalidly issued based on claims set forth in the complaints, including that the issuances of the stock (i) were made while the Issuer’s board of directors consisted only of three directors even though the Issuer’s By-laws require that the Issuer’s board of directors consist of five directors, and (ii) in the case of the preferred stock, were made without the requisite stockholder approval. In that respect, the Reporting Person has filed preliminary proxy soliciting materials with the SEC under and pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended.

On December 17, 2010, the Reporting Person filed an Application to Appoint Temporary Receiver and for Injunctive Relief Necessary to Receivership in the Second Judicial District Court of the State of Nevada in and for the County of Washoe with respect to the Issuer. In the Application, the Reporting Person requests that the court appoint an independent, non-bankruptcy-related receiver to oversee the Issuer’s business and affairs until a stockholder vote to elect a new board of directors can be held. The outcome of this action cannot be predicted.

Item 5.	Interest in Securities of Issuer

Item 5(a) of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) The Reporting Person is the direct beneficial owner of 57,750,000 shares of the Issuer’s Common Stock, representing approximately (i) 46.6% of the Issuer’s issued and outstanding shares of Common Stock based on 123,949,972 shares of the Issuer’s Common Stock outstanding as of October 26, 2010, which does not include 20,175,000 shares of the Issuer’s Common Stock that the Reporting Person believes are invalidly issued as described in Item 4 of this Schedule 13D, and (ii) 40.1% of the Issuer’s issued and outstanding shares of Common Stock based on 144,124,972 shares of the Issuer’s Common Stock outstanding as reported by the Issuer’s transfer agent as of October 26, 2010, which amount includes the 20,175,000 shares of the Issuer’s Common Stock that the Reporting Person believes are invalidly issued. All of the shares of the Issuer’s Common Stock held by the Reporting Person were acquired by him on June 17, 2009, as described in Item 3 of this Schedule 13D.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2010
/s/ Bruce Butcher Bruce Butcher
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).